UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 3)

                                   FEI COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30241L109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Andrew D. Soussloff
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP NO.  30241L109                                          PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
         (SEE INSTRUCTIONS)                                            (b) [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   WC
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    The Netherlands
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER                                 0
 NUMBER OF           -----------------------------------------------------------
 SHARES              8.  SHARED VOTING POWER                      14,244,545*
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY            9.  SOLE DISPOSITIVE POWER                            0
 EACH                -----------------------------------------------------------
 REPORTING           10. SHARED DISPOSITIVE POWER                 14,244,545*
 PERSON WITH
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 14,244,545*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             50.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          CO
--------------------------------------------------------------------------------
* See Items 3, 4 and 5.

--------------------------------------------------------------------------------
CUSIP NO.  30241L109                                          PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Philips Business Electronics International B.V.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
         (SEE INSTRUCTIONS)                                            (b) [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                   WC
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    The Netherlands
--------------------------------------------------------------------------------
                     7.  SOLE VOTING POWER                                 0
 NUMBER OF           -----------------------------------------------------------
 SHARES              8.  SHARED VOTING POWER                      14,244,545*
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY            9.  SOLE DISPOSITIVE POWER                            0
 EACH                -----------------------------------------------------------
 REPORTING           10. SHARED DISPOSITIVE POWER                 14,244,545*
 PERSON WITH
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                 14,244,545*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             50.0%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          CO
--------------------------------------------------------------------------------
* See Items 3, 4 and 5.

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to the
Schedule 13D filed on February 28, 1997, as amended by Amendment No. 1 thereto filed on December 8, 1998 and Amendment No. 2 thereto filed on April 10, 2000, with respect to the Common Stock of FEI Company (the "Issuer"), by Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and Philips Business Electronics International B.V., a Netherlands corporation and a wholly owned subsidiary of Philips ("PBE" and, together with Philips, the "Reporting Persons"), formerly known as Philips Industrial Electronics International B.V.

Item 2. Identity and Background.

     Items 2(a) through 2(c) and Item 2(f) are hereby amended in their entirety as follows:

     (a)-(c); (f). The principal business of Philips is to act as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. PBE is a wholly owned subsidiary of Philips which manages the Business Electronics product division of Philips through a number of operating companies or business units. The principal office and business address of Philips is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. The principal office and business address of PBE is Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands.

     Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips, and the directors and executive officers of PBE. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended and supplemented as follows:

     According to information provided to the Reporting Persons by the Issuer, PBE's ownership interest in the Common Stock has declined as a result of the exercise subsequent to December 31, 2000 of options representing 21,281 shares of Common Stock, and the Reporting Persons anticipate that PBE's ownership interest in the Common Stock will be reduced further on February 28, 2001 as a result of the Issuer's issuance of additional shares of Common Stock pursuant to the Employee Share Purchase Plan of the Issuer. The Reporting Persons' current intention, which is subject to change, is that PBE will not acquire additional shares of the Common Stock sufficient to acquire a majority ownership interest in the Common Stock.

                              (Page 4 of 16 Pages)

Item 5. Interest in Securities of Issuer.

     Items 5(a) through 5(c) are hereby amended in their entirety as follows:

     (a); (b). According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock outstanding as of February 22, 2001 was 28,510,041. Rows 7-11 and 13 of the cover pages to this Amendment No. 3 are hereby incorporated by reference. To the best knowledge of the Reporting Persons, no other person listed on Schedule I hereto is the beneficial owner of any shares of Common Stock.

     (c). On December 29, 2000, the Issuer delivered to PBE 27,000 newly issued shares of Common Stock without additional consideration in accordance with the terms of the Combination Agreement (as defined in Item 6).

     This Item 5 is qualified in its entirety by reference to the Combination Agreement, the Letter Agreements (as defined in Item 6), the Stock Purchase Agreement, dated December 3, 1998, between PBE and the Issuer (the "Stock Purchase Agreement"), the Agreement and Plan of Merger, dated December 3, 1998, among the Issuer, Micrion Corporation and MC Acquisition Corporation (the "Merger Agreement"), the Supplemental Agreement (as defined in Item 6) and the Purchase Agreement (as defined in Item 6), which are filed as Exhibits 1, 2, 3, 4, 5, 7 and 8 hereto, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     Pursuant to the Combination Agreement, dated November 15, 1996 (as amended and supplemented, the "Combination Agreement"), between the Issuer and the Reporting Persons, as amended by Letter Agreements, dated November 22, 1996, between the Issuer and PBE, and February 21, 1997, between the Issuer and the Reporting Persons (the "Letter Agreements"), and as amended and supplemented by an agreement entered into by the Issuer and the Reporting Persons on February 1, 2001 (the "Supplemental Agreement"), PBE has the right to receive from the Issuer from time to time, without the payment of any additional consideration, additional shares of Common Stock when options, warrants, convertible securities or other rights to acquire shares of Common Stock outstanding (or issuable without further action by the Issuer's board of directors) as of February 21, 1997 are exercised or converted. Pursuant to the Supplemental Agreement, when shares of Common Stock are issued upon exercise of such options (including options granted on September 18, 1998 in replacement of options outstanding on February 21, 1997) during any fiscal quarter of the Issuer ending on or after December 31, 2000, PBE is entitled to receive the additional shares described in the immediately preceding sentence no later than thirty calendar days following the close of such fiscal quarter. For each share of Common Stock issued upon such exercise or conversion, PBE is entitled to receive approximately 1.222

                              (Page 5 of 16 Pages)
shares of Common Stock from the Issuer. On February 21, 1997, 1,531,689 shares of Common Stock were so issuable pursuant to the Combination Agreement ("Additional Shares"). As of the date hereof, the Issuer has issued to PBE 597,439 Additional Shares, and, to the best knowledge of the Reporting Persons, approximately 490,764 shares of Common Stock remain so issuable pursuant to the Combination Agreement as of December 31, 2000.

     Also pursuant to the Combination Agreement, PBE has the right to purchase from the Issuer at the then market price additional shares of Common Stock to maintain its ownership interest of voting securities of the Issuer at up to 55% whenever the Issuer offers, or has cumulatively offered since the last offer to PBE pursuant to this provision, more than 0.5% of its outstanding voting securities to any person or entity. If PBE sells shares of Common Stock, the percentage level it has the right to maintain pursuant to this provision will be reduced to the following: 55% less the product of (i) 100% and (ii) the number determined by dividing (a) the number of shares of Common Stock sold by PBE subsequent to November 15, 1996 (less the number of shares of Common Stock bought by PBE subsequent to November 15, 1996 other than pursuant to this right) by (b) the number of outstanding shares of the Issuer on the date of any sale of shares by the Issuer that triggers this right. As of the date hereof, PBE has bought no shares of Common Stock pursuant to this right, and has sold no shares of Common Stock that would reduce this right below 55%. The rights described in this paragraph will terminate when Philips' direct or indirect ownership interest in the outstanding voting securities of the Issuer falls below 40%.

     On March 30, 2000, PBE entered into an agreement (the "Purchase Agreement") with the Issuer with respect to the 5,000 newly issued shares of Common Stock that PBE purchased from the Issuer at a purchase price of $28.8438 per share on the same date.

     This Item 6 is also qualified in its entirety by reference to the Combination Agreement, the Letter Agreements, the Stock Purchase Agreement, the Supplemental Agreement and the Purchase Agreement, which are filed as Exhibits 1, 2, 3, 4, 7 and 8 hereto, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended in its entirety as follows:

Exhibit       Description
-------       -----------

   1 Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(a), 5.13(a), 5.13(d), 5.16, 7.2 and 9.10 only,
              Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

                              (Page 6 of 16 Pages)

   2 Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

   3 Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

   4 Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   5 Agreement and Plan of Merger, dated December 3, 1998, among FEI Company, Micrion Corporation and MC Acquisition Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   6 Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   7 Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V.

   8 Agreement, entered into on March 30, 2000, between FEI Company and Philips Business Electronics International B.V.

                              (Page 7 of 16 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                       By:  /s/ Arie Westerlaken
                                           -----------------------------------
                                           Name:  Arie Westerlaken
                                           Title: General Secretary



                              (Page 8 of 16 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001

                                        PHILIPS BUSINESS ELECTRONICS
                                        INTERNATIONAL B.V.


                                        By: /s/ A.P.M. van der Poel
                                           -----------------------------------
                                           Name:  A.P.M. van der Poel


                                        By: /s/ J.C. Lobbezoo
                                           -----------------------------------
                                           Name:  J.C. Lobbezoo



                              (Page 9 of 16 Pages)

                           Schedule I to Schedule 13D


A.       MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS
         ELECTRONICS N.V. (ROYAL PHILIPS ELECTRONICS)

         Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or principal place of business of employer is listed.

NAME:                    K. VAN MIERT
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Chairman - Rector of Nijenrode University.  Member of
                         the Supervisory Board of Wolters Kluwer. Member of the
                         Boards of Agfa Gevaert and De Persgroep. Member of the
                         advisory boards of Goldman Sachs, Rabobank and
                         Swissair.
Employer:                Nijenrode University
Employer's Address:      Straatweg 25
                         3621 BG Breukelen
                         The Netherlands
Citizenship:             Belgium

NAME:                    W. HILGER
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Retired.  Member of the Supervisory Boards of Victoria
                         Versicherung and Victoria Lebensversicherung.
Citizenship:             Germany

NAME:                    L.C. VAN WACHEM
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Retired. Chairman of the Supervisory Board of Royal
                         Dutch Petroleum Company. Member of the Supervisory
                         Boards of Akzo Nobel, BMW and Bayer. Member of the
                         Board of Directors of IBM, ATCO and Zurich Financial
                         Services.

                              (Page 10 of 16 Pages)

Citizenship:             The Netherlands

NAME:                    L. SCHWEITZER
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Chairman and Chief Executive Officer of Renault. Member
                         of the Boards of Pechiney, Banque Nationale de Paris,
                         Electricite de France.
Employer:                La regie nationale des usines Renault
Employer's Address:      34 Quai du Point du Jour
                         BP 103 92109
                         Boulogne Bilancourt
                         Cedex, France
Principal Business of
Employer:                Design, manufacture and sale of
                         automobiles and related businesses
Citizenship:             France

NAME:                    SIR RICHARD GREENBURY
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Retired. Member of the Boards of Unifi Inc. and
                         Electronics Boutique Plc.
Citizenship:             United Kingdom

NAME:                    W. DE KLEUVER
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Retired.
Citizenship:             The Netherlands

NAME:                    J.M. HESSELS
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands

                              (Page 11 of 16 Pages)

Principal Occupation:    Chairman of the Supervisory Board of Euronext. Member
                         of the Supervisory Boards of BN.com, Laurus, Schiphol
                         Group and Royal Vopak.
Citizenship:             The Netherlands

B.       BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
         ROYAL PHILIPS ELECTRONICS

         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                    COR BOONSTRA
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    President and Chief Executive Officer of Royal Philips
                         Electronics. Currently, Chairman of the Supervisory
                         Boards of Amstelland N.V. and the Technical University
                         Eindhoven, Vice Chairman of the Supervisory Board of
                         Atos Origin S.A. and Member of the Supervisory Boards
                         of Sara Lee DE N.V., Hunter Douglas International N.V.
                         and Ahold N.V.
Citizenship:             The Netherlands

NAME:                    JAN H.M. HOMMEN
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Executive Vice-President and Chief Financial Officer of
                         Royal Philips Electronics. Member of the Supervisory
                         Board of Atos Origin S.A.
Citizenship:             The Netherlands

NAME:                    ADRI BAAN
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Executive Vice-President of Royal Philips Electronics.
Citizenship:             The Netherlands


                              (Page 12 of 16 Pages)

NAME:                    ARTHUR P.M. VAN DER POEL
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Executive Vice-President, and President/CEO of the
                         Semiconductor Division, of Royal Philips Electronics.
                         Member of the Board of Directors of Taiwan
                         Semiconductor Manufacturing Company Ltd.
Citizenship:             The Netherlands

NAME:                    JOHN W. WHYBROW
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Executive Vice-President, and President/CEO of the
                         Lighting Division, of Royal Philips Electronics.
                         Director of Wolseley PLC.
Citizenship:             United Kingdom

NAME:                    GERARD J. KLEISTERLEE
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Executive Vice-President and Chief Operating Officer of
                         Royal Philips Electronics.
Citizenship:             The Netherlands

NAME:                    AD H.A. VEENHOF
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President, and President/CEO of the
                         Domestic Appliances and Personal Care Division, of
                         Royal Philips Electronics.
Citizenship:             The Netherlands

NAME:                    HANS M. BARELLA
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands

                              (Page 13 of 16 Pages)

Principal Occupation:    Senior Vice-President, and President/CEO of the Medical
                         Systems Division, of Royal Philips Electronics.
Citizenship:             The Netherlands

NAME:                    JAN P. OOSTERVELD
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President of Royal Philips Electronics.
                         Member of the Board of Directors of Tivo Inc.
Citizenship:             The Netherlands

NAME:                    ARIE WESTERLAKEN
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President, General Secretary, Chief Legal
                         Officer and Secretary to the Board of Management, of
                         Royal Philips Electronics. Member of the Supervisory
                         Boards of ASM Lithography Holding N.V. and Atos Origin
                         S.A.
Citizenship:             The Netherlands

NAME:                    AD HUIJSER
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President, and CEO of Philips Research, of
                         Royal Philips Electronics.
Citizenship:             The Netherlands

NAME:                    TJERK HOOGHIEMSTRA
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President of Royal Philips Electronics.
Citizenship:             The Netherlands

NAME:                    GUY DEMUYNCK
Business Address:        Royal Philips Electronics

                              (Page 14 of 16 Pages)

                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President, and CEO of Philips Consumer
                         Electronics Mainstream, of Royal Philips Electronics.
Citizenship:             Belgium

NAME:                    MATT MEDEIROS
Business Address:        Royal Philips Electronics
                         Rembrandt Tower
                         Amstelplein 1
                         1096 HA Amsterdam, The Netherlands
Principal Occupation:    Senior Vice-President, and President and CEO of the
                         Components Division, of Royal Philips Electronics.
Citizenship:             United States

C. DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

         Unless otherwise indicated, all of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips Business Electronics International B.V. at Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands, whose principal business is the managing of the Business Electronics product division of Royal Philips Electronics through a number of operating companies or business units.

NAME:                    ARTHUR P.M. VAN DER POEL
Business Address:        Philips Business Electronics
                         International B.V.
                         Building TQ III-2
                         P.O. Box 218
                         5600 MD Eindhoven, The Netherlands
Principal Occupation:    Executive Vice-President, and President/CEO of the
                         Semiconductor Division, of Royal Philips Electronics.
                         Member of the Board of Directors of Taiwan
                         Semiconductor Manufacturing Company Ltd.
Citizenship:             The Netherlands

NAME:                    JAN C. LOBBEZOO
Business Address:        Philips Business Electronics
                         International B.V.
                         Building TQ III-2
                         P.O. Box 218
                         5600 MD Eindhoven, The Netherlands


                               (Page 15 of 16 Pages)

Principal Occupation:    Executive Vice President and Chief Financial Officer of
                         Philips Semiconductors International B.V. Member of the
                         Board of Directors of Taiwan Semiconductor
                         Manufacturing Company Ltd.
Citizenship:             The Netherlands






                               (Page 16 of 16 Pages)

                               INDEX TO EXHIBITS
                               -----------------
                                                                       Filing
Exhibit No.   Exhibit                                                Exhibit No.
-----------   -------                                                -----------

   1 Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(a), 5.13(a), 5.13(d),
              5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28,
              1997).

   2 Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

   3 Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on February 28, 1997).

   4 Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and FEI Company (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   5          Agreement and Plan of Merger, dated December 3,
              1998, among FEI Company, Micrion Corporation and MC
              Acquisition Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   6          Voting Agreement, dated December 3, 1998, between
              Philips Business Electronics International B.V. and
              Micrion Corporation (incorporated herein by reference to the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

   7          Agreement, effective as of December 31, 2000, among       99.7
              FEI Company, Philips Business Electronics
              International B.V. and Koninklijke Philips
              Electronics N.V.

   8          Agreement, entered into on March 30, 2000, between        99.8
              FEI Company and Philips Business Electronics
              International B.V.